Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Trade Signal Inc
945 McKinney St. #15134
Houston, TX 77002
Tradefluence.com

Up to $1,069,998.08 in Common Stock at $5.12
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Trade Signal Inc
Address: 945 McKinney St. #15134, Houston, TX 77002
State of Incorporation: DE
Date Incorporated: February 08, 2021

Terms:

Equity

Offering Minimum: $9,999.36 | 1,953 shares of Common Stock
Offering Maximum: $1,069,998.08 | 208,984 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.12
Minimum Investment Amount (per investor): $245.76

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family
Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Adopter Bonus
Invest within the first week and receive additional 10% bonus shares.

Early Adopter Bonus
Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks:

$500+ | Bronze Tier
Join the Tradefluence Investor Club (early access to new features, exclusive investor updates & event invites) Investor profile badge. $50 gift card redeemable in-app.

$1,000+ | Silver Tier
Rare profile badge, plus Tradefluence Investor Club membership. $100 gift card redeemable in-app.

$2,500+ | Gold Tier
Epic profile badge, plus Tradefluence Investor Club membership. $250 gift card redeemable in-app.

$5,000+ | Platinum Tier
5% bonus shares and Legendary profile badge, plus Tradefluence Investor Club

membership. $500 gift card redeemable in-app.

$10,000+ | Diamond Tier
10% bonus shares plus invitation to annual Zoom/in-person Strategy Session with Executive Team. Also includes Legendary profile badge, plus Tradefluence Investor Club membership. *Transportation and lodging not included. $1000 gift card redeemable in-app.

$25,000+ | Founder Tier
15% bonus shares plus invitation to annual Zoom/in-person Strategy Session with Executive Team. Also includes Legendary profile badge, plus Tradefluence Investor Club membership. *Transportation and lodging not included. $2,500 gift card redeemable in-app.

**All perks are delivered after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Trade Signal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $512. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the relevant audience-based bonus if applicable in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Tradefluence is a subscription-based marketplace that allows users (known as "Traders") to subscribe to financial influencers (known as "Tradefluencers") for the recurring price of the Tradefluencers' choosing. Tradefluence is a dual-sided marketplace that pairs retail traders with financial influencers seeking to sell their market insights.

Tradefluence also provides an immutable track record of each Tradefluencers' trade signal predictions and ultimate outcomes, allowing Traders to make informed decisions about which Tradefluencers to subscribe to and for how much. A trade signal is a trigger for action; either to buy or sell a security or other asset, generated by analysis. Tradefluencers' immutable track record track their individual trade signals, as well as their trades per week, total return, and average return (https://help.tradefluence.com/what-does-trades-per-week-mean).

Anyone can create a Tradefluence profile and monetize their own market insights. The platform takes 20% of all revenue from in-app purchases generated by Traders buying subscriptions to Tradefluencers.

Tradefluence was founded as a C-Corp in Delaware on February 8, 2021.

Currently, the executive team does not draw a salary from the company while the business is in development. Please refer to the Directors & Officers section and the Risk Factors section of our offering materials for further details.

Competitors and Industry

In general, the retail trading space is exploding (https://www.reuters.com/article/us-retail-trading-numbers/factbox-the-u-s-retail-trading-frenzy-in-numbers-idUSKBN29Y2PW). In particular, consumer demand for actionable trading advice is skyrocketing: a Cerulli report that found 56% of its retail investors are willing to pay for professional advice, up from 51% from the previous year (https://www.fa-mag.com/news/investors-willing-to-pay-for-advice-on-the-rise--report-says-58571.html).

With Tradefluence creating a subscriber relationship directly with Traders and Tradefluencers, it creates and opportunity to tap into both sides of the booming analyst-retail trader value exchange.

Dominant players in the retail investor information space include:

- eToro

- Robinhood

eToro generated $1.2 Billion in revenue in 2021, a 105% year-on-year increase from 2020 (https://financefeeds.com/etoro-doubles-revenue-2021-posts-84mln-q4-loss/). As of 2021, its current valuation is $10.4 Billion (https://www.bloomberg.com/news/articles/2021-03-15/etoro-said-to-near-10-billion-merger-with-betsy-cohen-spac). This rapid growth is attributed to the "zero-commission" trading popularized by Robinhood in 2020, where traders do not pay upfront commissions to trade (instead, Robinhood generates revenue by selling information generated by the retail traders on its platform). But there were likely several other contributing factors, per a CATO report (https://www.cato.org/sites/cato.org/files/2021-10/cj-41n3-3.pdf):

- Proliferation of app-based trading platforms with easy-to-use interfaces;

- Many brokers allowing traders to open accounts with minimal, or no, account balance requirements;

- Inception of fractional-share trading, which permits traders to buy a portion of a stock less than one share, became increasingly available;

- COVID-related lockdowns, which have forced people to stay at home, and closed many traditional entertainment and income options, also played a role.

Both eToro and Robinhood are brokerages - so the market insights generated by its users are not "actionable." For example, eToro influencers can only share trades that they've already executed on the eToro platform with their followers, which we believe significantly reduces their usefulness to traders. Like anyone seeking to make money on the stock market, traders want market insights that are predictive and prescriptive - not historical and impossible to follow (https://www.viralnation.com/blog/finance-influencers-seeing-their-stock-rise-in-the-digital-marketing-space/).

In our view, Tradefluence separates itself from these competitors in our mission to democratize market insights by allowing anyone to make predictions about the market and tracking their results, so that the proverbial "cream" can rise to the top and monetize their skills by putting their trade signals behind a paywall. No other platform - large or small - has both immutable track records for Tradefluencers and the option to monetize.

Current Stage and Roadmap

Trade Signal Inc was founded in February 2021 in Delaware, headquartered in Houston, Texas. Since then, we spent 9 month developing our platform, which was launched in the iOS app store on November 25, 2021. With a minimum viable product (MVP) in the market, our efforts since launch have been focussed on: acquiring new users, fixing bugs, and collecting user feedback in order to prioritize features in our development pipeline.

The company has 3 employees. As of today, it is more than doubling in size month over month. Looking to the future, our plans for next year are to continue to nurture our homegrown Tradefluencers and well as court financial influencers with large following on TikTok and other social media channels to join our platform. We also plan to develop an Android version of the Tradefluence mobile app and add additional equities to the platform, including options, crypto, and sportsbook.

The Team

Officers and Directors

Name: Peter Griscom

Peter Griscom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Customary responsibilities of Chief Executive Officer such as leading the company in managing all aspects of the business. Currently, there is

no salary however the executive team plans to draw a salary once the company exceeds $1M in ARR, however, this is subject to change.

- **Position:** Co-founder
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Founder of the company and primary shareholder.

Other business experience in the past three years:

- **Employer:** PVG Capital
  Title: Operating Partner
  Dates of Service: March 01, 2013 - February 08, 2021
  Responsibilities: Consulting, interim executive, and investment oversight.

Name: Conrad Smith

Conrad Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Customary responsibilities of Chief Revenue Officer such as generating revenue, managing key Tradefluencers, and managing margin. Currently, there is no salary however the executive team plans to draw a salary once the company exceeds $1M in ARR, however, this is subject to change.

- **Position:** Co-founder
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Founder of the company and primary shareholder.

Other business experience in the past three years:

- **Employer:** LeaderShield
  Title: Co-Founder
  Dates of Service: January 01, 2015 - February 08, 2021
  Responsibilities: Revenue growth, sales, and day-to-day management of marketing team.

Name: Forrest Smith

Forrest Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Innovation Officer
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Responsible for innovations to keep product resilient and competitive, including management of product design and development and ideation of new features. Currently, there is no salary however the executive team plans to draw a salary once the company exceeds $1M in ARR, however, this is subject to change.

- **Position:** Co-founder
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Founder of the company and primary shareholder.

Other business experience in the past three years:

- **Employer:** LeaderShield
  Title: Co-founder
  Dates of Service: January 01, 2015 - February 08, 2021
  Responsibilities: Client acquisition and managing day-to-day operations of web development and marketing teams.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Trade Signal Inc (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for financial influencers. Our revenues are therefore dependent upon the market for financial influencers.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our platform. Delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Trade Signal Inc was formed on February 8, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Trade Signal Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tradefluence is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Trade Signal Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Trade Signal Inc could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Executive Team do not currently receive a salary for their roles with the Company.
Currently, the executive team does not draw a salary from the company while the business is in development. The executive team plans to draw a salary once the company exceeds $1M in ARR, however, this is subject to change. The executive team are the principal security holders of the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Griscom	2,666,666	Common Stock	27.3%
Conrad Smith	2,666,666	Common Stock	27.3%
Forrest Smith	2,666,666	Common Stock	27.3%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 208,984 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 8,047,998 outstanding.

Voting Rights

One vote per share. Please refer to Exhibit F.

Material Rights

STOCKHOLDER AGREEMENT (applies only to Covered Shareholders, not investors in this offering).

This Stockholder Agreement (this "Agreement") is a binding agreement by and among: (a) Trade Signal, Inc. ("Trade Signal"), (b) each person (each "Stockholder") that by signing is made party to this Agreement with respect to common shares of Trade Signal they may hold (the "Covered Shares"), and (c) each investor Trade Signal agrees to make party to this Agreement (each "Investor") with respect to preferred shares of Trade Signal they may hold (the "Preferred Shares").

1. Restrictions on transfer

1.1. Covered Shares. All common shares issued to Stockholders in their role as founders, employees, contractors, consultants, or advisors are deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.

1.2. Restrictions Generally. Covered Shares are subject to various limitations and restrictions affecting their transferability by the Stockholders, and by any subsequent owner (each, a "Holder" of such shares), and by other terms specified in this Agreement to attach to such shares (collectively, "Restrictions"). Restrictions include: Vesting schedules and repurchase rights, if any, set out in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Trade Signal and the Holder by which the Stockholder first acquired their Covered Shares ("Stock Purchase Agreement"), or by other agreements between them (the "Repurchase Right"); The requirement per Section 1.3 that each Holder satisfy Trade Signal that proposed transfers comply with applicable securities laws and the terms of this Agreement; The "Transfer Notice" requirement of Section 1.4; The "Market Standoff" of Section 1.10; The "Drag-Along Rights" of Section 2; The "Right of First Refusal" of Section 3 The "Co-Sale Right" of Section 4 Any voting, corporate governance, protective, or information rights provisions added by modification of this Stockholder Agreement; Any other provision of this Agreement that attaches to the Covered Shares; Any security agreement between the Holder and Trade Signal, or purchase money owed to Trade Signal, with respect to such shares; and Any further restrictions, conditions, and procedures described in Trade Signal's Certificate of Incorporation and Bylaws.

1.3. Disposition. No Holder may (i) sell, pledge, hypothecate, encumber, dispose of, assign, cancel, gift, or otherwise transfer except to Trade Signal or its designee(s), any of the Shares or any right or interest therein, whether or not for value; (ii) make a promise, agreement, grant an option to, or endeavor to do any of the foregoing, directly or indirectly, including by way of powers of attorney, short sales, forward sales, put-equivalent positions, callequivalent positions, or other derivative transactions; or (iii) have any of the foregoing occur as a matter of law, including among other things by reason of lien, attachment, exercise of a right of repurchase or other purchase option by a third party, court order, death, bankruptcy, divorce or separation, insolvency, or collections proceeding (each, a "Disposition"), unless and until: (a) the Holder provides Trade Signal a Transfer Notice as described in Section 1.4; (b) the Holder complies with all requirements of this Agreement applicable to the Disposition; and (c) the Holder either: (i) provides Trade Signal an opinion of counsel in form and substance satisfactory to Trade Signal and any other information and documentation reasonably requested by Trade Signal to satisfy itself that the Proposed Disposition does not require registration under the Securities Act of 1933 (the "1933 Act") or that all appropriate action necessary to comply with the 1933 Act's registration requirements or to comply with any exception from registration under the 1933 Act (including Rule 144) has been taken — or — (ii) receives a waiver by Trade Signal from the need to provide an opinion of counsel.

1.4. Transfer Notice. Prior to a Disposition of any Covered Shares, the Stockholder holding those shares (the "Transferring Holder") must first provide Trade Signal a notice (the "Transfer Notice" stating what the Stockholder proposes to do (the "Proposed Disposition"). Transfer Notices must include at a minimum: (a) a statement of the Transferring Holder's bona fide intention to make a Disposition of the shares (the "Transfer Shares"); (b) the number of Covered Shares involved, if applicable, how many are vested and unvested; (c) the identity of each proposed transferee or recipient of rights in those shares (the "Proposed Transferee"); and (d) the cash price or other consideration proposed in exchange (the "Offer Price"). If the Proposed Disposition is the subject of a written offer or agreement, that document must also be attached to the Transfer Notice.

1.5. Verification. Trade Signal and its designee(s) will have 10 days after receiving a Transfer Notice to satisfy themselves as to the bona fide nature of any voluntary transfer and, if they deem necessary, to ask for further information and assurances from the Transferring Holder and the Proposed Transferee that the Transfer Notice fully and accurately sets forth all of the terms of the Proposed Disposition, all consideration to be paid, and all direct and indirect transactions between the parties that may have affected the price the Proposed Transferee is willing to pay. Trade Signal may within reason extend the 10-day period while reviewing and investigating any further information. The Transfer Notice will be deemed effective at the end of such period provided Trade Signal so determines its validity.

1.6. Unvested Shares. No Holder may make a Disposition of any Covered Shares that are subject to a Repurchase Right or are otherwise unvested, unless those shares have explicitly been made transferable under the terms of an agreement or waiver between the Holder and Trade Signal. In the event of a Disposition of any unvested Covered Shares, permitted or otherwise, the associated Repurchase Right and vesting schedule will continue to apply, in which case any vesting conditions, acceleration conditions, or determination of status as a service provider as a condition for further vesting or as a trigger for actions of the person whose actions were the original subject of vesting, rather than based on the circumstances or actions of any new Holder.

1.7. Permitted Transfers. Neither the above prohibition against Disposition of unvested shares, nor the Market Standoff, Right of First Refusal, or Co-Sale Right, applies with respect to a Disposition by a Holder: (a) to their spouse or ex-spouse, including any domestic partner recognized or registered according to the laws of any applicable jurisdiction; (b) to their parents, grandparents, or grandparents' lineal descendants (including by adoptive and step relationships by marriage or recognized / certified domestic partnership); (c) to any family limited partnerships, trusts, other fiduciary relationships, or other entities, solely for the benefit of the foregoing people, including any charitable remainder trust; (d) upon the death of the Holder to any of the foregoing persons as well as the executors and administrators of their estate (their "Family Members"); (e) upon the death of the Holder to any other person according to the Holder's will or laws of intestate succession; (f) to effect an involuntary transfer by operation of law; (g) to effect a sale to or repurchase by Trade Signal; (h) by gift, sale to any Investor, or sale to any other person already holding shares of Trade Signal, in each case of this subsection (h) to the extent one or more of the above Restrictions is waived with respect to that transfer at Trade Signal's sole unlimited discretion (each of the enumerated items in this Section 1.7, a "Permitted Transfer"). The Holder, or if the Holder is unavailable, the Proposed Transferee, shall provide a Transfer Notice as set forth in Section 1.4. As a condition precedent to the effectiveness of a Permitted Transfer, the Proposed Transferee must agree in writing to be bound to the provisions of this Agreement; however, Trade Signal will approve Permitted Transfers without first requiring the legal opinion or further information described in Section 1.3(c).

1.8. Dispositions that are not transfers. As a second category of Permitted Transfers, unless prohibited by the Stock Purchase Agreement, neither the Right of First Refusal nor Co-Sale Right, nor the requirement for a Transfer Notice or opinion of counsel shall apply with respect to Dispositions of Covered Shares that do not effect, prior to the extinguishment of Restrictions per the terms of Section 1.13, a sale, disposal of, assignment, cancellation, or other transfer of such shares, or any voting or information rights of such shares, to another Holder.

1.9. Restrictions are not extinguished by a Disposition. Covered Shares remain subject to all provisions of this Agreement, including all of their Restrictions with respect to further Dispositions, following a Permitted Transfer.

1.10. Market Standoff. In connection with an initial public offering or any other underwritten public offering by Trade Signal of its securities, Holders may not make a Disposition of any Covered Shares without the prior written consent of Trade Signal or its underwriters, during a time period (the "Market Standoff") beginning with the filing of an effective registration statement under the Act and continuing for so long as Trade Signal or its underwriters request, up to 180 days. This provision will expire 2 years after an initial public offering by Trade Signal, and will only apply to the extent share grants made to Trade Signal's officers and directors are subject to similar restrictions. Further, Holders are not to make any public offering or sale of the Covered Shares without prior written consent of Trade Signal, even if permitted to do so pursuant to Rule 144(k), adopted by the Securities and Exchange Commission (the "Commission") under the Act, until the earlier of Trade Signal's initial public offering, or the date it becomes a registered company under Section 12(g) of the Securities and Exchange Act of 1934. Trade Signal may impose stop-transfer instructions on any Covered Shares to enforce the provisions of this Section 1.10.

1.11. Obligations of transferees. Each of the Restrictions attaches to the Covered Shares and is binding on all subsequent Holders, unless and until: (a) extinguished per the terms Section 1.13, (b) waived in writing by Trade Signal, or (c) Trade Signal and the Holder have agreed in writing that a particular Restriction or Restrictions do not apply to those particular Covered Shares. As a condition precedent to the effectiveness of a Disposition of any Covered Shares, each Proposed Transferee must acknowledge in writing that they are bound by all Restrictions affecting those Covered Shares.

1.12. Non-recognized Dispositions. Trade Signal is not required to transfer any Covered Shares on its books, to recognize or treat as Holder of the Covered Shares, or otherwise accord voting, dividend, or any other rights with respect to those Covered Shares, to any party to whom such Covered Shares or rights therein were transferred, if such Disposition was in contravention of this Agreement (including, among others, any that do not comply with Section 1.11).

1.13. Extinguishment. All of the Restrictions in this Agreement are extinguished and no longer attach to any Covered Shares following: (a) an initial public offering of Trade Signal shares, except for the Market Standoff, which survives for a period according to its own terms, or (b) a purchase of those Covered Shares by Trade Signal, or (c) a purchase of those Covered Shares by Trade Signal's Investors or their designees in connection with their exercise of the Repurchase Right, or Right of First Refusal. However, new restrictions on transferability, and other terms, may apply to those shares following a public offering according to securities laws and the terms of the offering, or in the event Trade Signal re-issues or conveys those shares to a new Holder per the terms of an agreement reached with that new Holder.

1.14. Acknowledgement. Each party to this Agreement agrees that if requested by Trade Signal it will acknowledge in writing to the best of that party's knowledge the number of shares it owns of Trade Signal stock (or that it no longer owns any shares), the type and series of those shares, how many if any of those shares are vested, how many if any of those are Covered Shares, which Restrictions if any apply to those Covered Shares, any other encumbrances or agreements it has entered with respect to those Shares, and any other matters affecting the disposition of those Shares, as well as the terms of this Agreement and that party's compliance with those terms.

1.15. Legends. In the event Trade Signal provides a Holder a share certificate or other instrument evidencing its ownership of Covered Shares, Trade Signal may cause a legend to be placed on that certificate reflecting any Restrictions applicable to those shares. In the event the Covered Shares are uncertificated per the provisions of Delaware law, they will bear no legend unless a paper or electronic representation is made (in which case a legend may be included). A notice of some or all of the Restrictions applicable to the Covered Shares may accompany any confirmation of ownership.

1.16. Notice of Restrictions. Notwithstanding anything herein to the contrary, Holder shall be entitled to obtain promptly from Trade Signal, to the extent Trade Signal has such documents, a copy of the Stock Purchase Agreement; any secondary transfers by which such shares came to be held by Holder; this Agreement and any modifications; any security agreement between Holder and Trade Signal; any other agreement between Holder and Company containing Restrictions or otherwise affecting Dispositions of the Covered Shares; notice of any purchase money owed to Trade Signal for the Covered Shares; Trade Signal's Certificate of Incorporation; and any portion of Trade Signal's Bylaws to the extent that it contains further Restrictions, conditions, and procedures with respect to Dispositions of the Covered Shares, or contains financial terms applicable to the Covered Shares. Trade Signal shall be entitled to require, as a condition for such disclosure, that Holder keep confidential any non-public information contained therein, and disclose such information only on a need to know basis to Holder's legal counsel, personal advisors, stockbrokers, and those of any prospective transferee who agree to similar restrictions on disclosure.

2. Drag-along

2.1. New stockholder agreements. Should Trade Signal and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised Bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Trade Signal also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per §202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Trade Signal, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.

2.2. Sale of company. Should Trade Signal and the holders of a majority of voting rights of its then-outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Trade Signal, or to transfer or exchange a majority of Trade Signal's outstanding voting stock or assets in a merger, business combination, or otherwise, Trade Signal may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.

2.3. Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Trade Signal on an as-converted and non-diluted basis, or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.

2.4. Circumvention. To the maximum extent permitted by law, no Holder compelled to enter a New Stockholder Agreement or to sell their Covered Shares under this Section 2 is to do anything to circumvent, frustrate, oppose, or otherwise prevent or delay that action. Without limiting the foregoing, no such person is to challenge the validity of a proposed sale, demand an accounting for Trade Signal, or exercise any voting or other stockholder rights with respect to their Covered Shares that would cause a material delay of or material likelihood of preventing that action.

3. Right of First Refusal

3.1. Offer. Covered Shares are subject to a Right of First Refusal. By giving a Transfer Notice, a Holder making a Proposed Disposition of any Transfer Shares (other than by Permitted Transfer) offers to enter the transaction instead with Trade Signal and designees, as follows.

3.2. Acceptance. In the event Trade Signal deems a Proposed Disposition to be bona fide, Trade Signal may elect, by written notice given to the Transferring Holder (the "Acceptance Notice") within 30 days thereafter, for Trade Signal and any designees under this Section 3.2 to enter the Proposed Disposition with respect to all, but not less than all, of the Transfer Shares, for the Offer Price, in lieu of such Proposed Transferees.

3.3. Consideration. The consideration paid by Trade Signal for Transfer Shares is to be the Offer Price, except that: (a) Trade Signal may instead of any portion of the Offer Price that includes consideration other than cash, pay the cash equivalent as determined in good faith by Trade Signal's Board of Directors, and (b) at the option of Trade Signal payment may be made by cancellation in whole or part of any outstanding indebtedness of the Transferring Holder to Trade Signal, or in the case of purchase by an Investor or designee, indebtedness owed to that party, and (c) Trade Signal shall not be entitled to collect or obliged to pay the severance or cancellation payment due the Transferring Holder or the Proposed Transferee, if any, that is conditioned upon Trade Signal's exercise of its Right of First Refusal, or to pay any broker or third party lawyer fees with respect to such transaction, as may be provided for in the Proposed Disposition.

3.4. Second Refusal. Unless otherwise agreed, Investors each have a secondary right to enter a Proposed Disposition with respect to all but not less than all Transfer Shares covered by a Right of First Refusal that Trade Signal does not elect to exercise within 20 days after the applicable Transfer Notice becomes effective, by delivering their own notice to Trade Signal within the remainder of the 30-day Right of First Refusal period. An Investor's notice must specify the maximum number of Transfer Shares covered, and whether that Investor is willing to enter the Proposed Disposition with respect to less than that number if cut back according to Section 5.2.3.

3.5. Conflict. In the event of a conflict between this Agreement and any other agreement between Holder and Trade Signal that contains a pre-existing right of first refusal, the terms of this Agreement shall control, and such preexisting right shall be deemed satisfied by compliance with this Section 3.5.

4. Co-Sale

4.1. Establishment. Trade Signal shall have a right (the "Co-Sale Right") to participate in any Proposed Disposition, other than a Permitted Transfer, in place of the Transferring Holder on the same terms and conditions specified in the Holder's Transfer Notice, in the event neither Trade Signal nor any Investors, or their respective designees, exercise the Right of First Refusal described in Section 3.

4.2. Assignment. Trade Signal shall not exercise the Co-Sale Right directly, but may assign or designate the right to Investors or other parties. Each party exercising a Co-Sale Right that has been assigned or designated to it (each "Participating Seller") may enter the Proposed Disposition out of its own holdings of Trade Signal stock, pro rata, according to the ratio of the number of Underlying Common Shares (as such term is defined in Section 5.1) owned by that Participating Seller divided by the aggregate number of Underlying Common Shares and any other common shares owned by the Transferring Holder and all of the Participating Sellers combined, truncated to the next lower whole number to avoid fractional shares. Any Disposition of shares according to the Co-Sale Right shall be in place of a like number of Transfer Shares proposed by the Transferring Holder in the Transfer Notice.

5. Mechanics of Stock Dispositions

5.1. Pro rata rights. Various preferred stockholders' entitlements to the Right of First Refusal, Co-Sale Right, and elections and protective provisions, are proportionate to the number of common shares issuable upon conversion of shares of any series of Preferred Shares they hold in Trade Signal (their "Underlying Common Shares"), as set forth in Trade Signal's then-current Certificate of Incorporation. For purposes of determining an Investor's pro-rata rights, any Covered Shares and other common shares held by that Investor are not included in the computation of that Investor's Underlying Common Shares.

5.2. Consummation of Dispositions

5.2.1. During the pendency of any Proposed Disposition, Trade Signal will receive, collect, and deliver all notices as required to the various parties, will keep all parties that hold Rights of First Refusal and Co-Sale Rights reasonably apprised of the prospective disposition of the Transfer Shares, and will generally facilitate communication among the parties. Notwithstanding any procedures set forth in this Agreement, Trade Signal is entitled, but not required, to establish new or additional reasonable forms and notices, designed to obtain the decisions made by each party, to coordinate the various parties, and to verify, close, and otherwise facilitate any Proposed Distribution in accordance with the provisions of this Agreement. In the event all parties entitled to make elections, take votes, or otherwise make decisions have either exercised or rejected their rights of during the periods set forth, Trade Signal may at its reasonable discretion announce that the results are final and close such period early. Conversely, Trade Signal may, at its discretion, allow parties to rescind, modify, or reach internal agreement with respect to various elections made, provided that each party's decisions are made final by the actual carrying out of any Proposed Disposition. The role of Trade Signal under this Section 5.2.1 is purely administrative as a convenience to the parties. As a result, the parties agree that Trade Signal bears no liability to any party, nor will it be bound, by any representation it makes as to their various rights, elections, and obligations, except with respect to rights, elections, and obligations set forth in this Agreement as being Trade Signal's.

5.2.2. Should the computation of pro rata rights under Section 5.1 among Trade Signal and each party entitled to a Right of First Refusal or Co-Sale Right be ambiguous, unclear, or unworkable, Trade Signal and the Investors agree to resolve promptly and in good faith how many among the Transfer Shares, if any, will be allotted to each.

5.2.3. On the 30th day following a Transfer Notice, or as soon as is reasonably practical thereafter, Trade Signal will determine and resolve the disposition of all of the Transfer Shares according to any Acceptance Notices given by Trade Signal and notices by Investors and other parties. In the event Investors have collectively elected to exercise the Right of Repurchase with respect to more than all of the Transfer Shares, or are otherwise in conflict with respect to such exercise, Trade Signal will cut each back according to its pro-rata entitlement.

5.2.4. A Transferring Holder may make the Proposed Disposition to each Proposed Transferee with respect to any or all of the Transfer Shares, to the extent not preempted under the Right of First Refusal or Co-Sale Right, at a price equal to or greater than the Offer Price, provided that if the sales price is higher than the Offer Price, any Participating Sellers are to receive the benefit of the higher price. As a further condition precedent to the effectiveness of Dispositions to each Proposed Transferee allowed under this Section 5.2.4, the Disposition must be consummated within 120 days after the date of the Transfer Notice, must be made in accordance with applicable securities laws and other provisions of this Agreement including Section 1.3, and the Proposed Transferee must comply with the provisions of Section 1.11.

5.3. Certificates. Trade Signal may establish reasonable requirements for the tender, delivery, and issuance of share certificates in connection with Dispositions of shares under this Agreement, and for the management and keeping of books with respect to certificated and uncertificated shares. Notwithstanding the foregoing, no party is entitled to claim that a Disposition did not take place, or was otherwise affected, by a failure in the tendering or issuance of share certificates. To the maximum extent permitted by law, all Dispositions of Trade Signal stock described in this Agreement are deemed to occur (or not occur as the case may be) without regard to the handling of certificates representing that stock.

6. Other terms

6.1. Adjustments. In the event of a stock dividend, stock split, or other change made without consideration affecting Trade Signal's outstanding common stock as a class, or in the event of a recapitalization, merger, reorganization, exchange or the like, any new, substituted, or additional securities with respect to Covered Shares will also be considered Covered Shares, and will remain subject to all of the Restrictions and other terms and conditions of this

Agreement, to the same extent the Covered Shares were previously covered by such provisions. Any money or other property distributed with respect to unvested Covered Shares (including money paid other than as a regular cash dividend) will remain subject to any vesting schedule and Repurchase Right applicable to those shares.

6.2. Binding Effect. The provisions of this Agreement, to the extent they apply to and are binding on a particular Holder with respect to any Covered Shares, supersede and are in place of any like provision in Trade Signal's Bylaws, and in the Stock Purchase Agreement.

6.3. Beneficiaries. This Agreement is intended to establish rights as between Trade Signal, on the one hand, and individual Holders, and Investors, on the other; and between Investors, on the one hand, and Holders, on the other. Nothing herein is intended to grant rights or obligations between individual Holders and each other, or between individual Investors and each other. All rights and obligations are several but not joint.

6.4. Additional Parties. Trade Signal is entitled from time to time to add additional Stockholders, Holders, and Investors, as parties to this Agreement, and nothing in this Agreement is intended to require approval or prior notice to other parties of the addition of new parties, or to preclude Trade Signal from entering further agreements pertaining to its ability to do so.

6.5. Multiple Roles. A party may be both an Investor by virtue of entering into this Agreement as such, and a Stockholder or Holder by virtue of owning Covered Shares. In such circumstance, the party is treated as an Investor solely with respect to any Preferred Shares or Convertible Notes it owns, and as a Holder solely with respect to its Covered Shares.

6.6. Electronic signature. This Agreement may be signed electronically, in counterparts, between Trade Signal, on the one hand, and Stockholders, Holders, and Investors, on the other. By signing online, each party receives a copy of this Agreement and notice of all of its terms. Verified copies of the electronically signed document are to be treated as originals.

6.7. Plain English construction. This Agreement is drafted in plain English where practical so that non-lawyer parties may better understand its terms. Where reasonable, terms are to be given their common English meaning except as specifically designated (generally, definitions are capitalized, with the definition or first reference quoted and in bold). Markers such as "thereafter," "therefor," and "such" are avoided in favor of common pronouns, which in cases of ambiguity apply to the most obvious reference. Statements that things "are" or "will be" a certain way (rather than "shall be" and are "hereby" that way), and their grammatical variants, are intended to be legally operative as contract promises, agreements on a thing's status or disposition, agreements on interpretation, or representations, depending on context, rather mere descriptions or observations of fact. In the interest of legibility italics and arrow markers are used for emphasis and to provide instructions, rather than allcaps. Headings are for convenience only and are not part of the agreement between the parties.

6.8. Entire agreement. This Agreement is the entire and complete agreement between the parties with respect to the subject matter of the rights and Restrictions described. If a party purchases or otherwise obtains equity shares, debt instruments, options, or other property or security of Trade Signal by a separate transaction outside the scope of this Agreement, that property or subject is not the subject of this Agreement and will be covered in a separate agreement between themselves and Trade Signal.

6.9. Disputes. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Delaware as Delaware laws are applied to contracts entered into and performed in that State. Any disputes between the parties arising out of or relating to this Agreement shall be heard in a court of competent jurisdiction located nearest or most convenient to the headquarters of Trade Signal.

6.10. Remedies. Each party will have all rights and remedies set forth in this Agreement, all rights and remedies they have been granted at any time under any other agreement except to the extent superseded by this Agreement, and all of the rights which they have under any law, on a cumulative rather than exclusive basis.

6.11. Injunctive relief. The parties agree that any breach of this Agreement, particularly with respect to transfers of Stock, may cause significant harm, the magnitude of which may be difficult to ascertain, and for which the award of monetary damages may be inadequate to compensate. Therefore, in addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, Trade Signal is entitled to specific performance of the covenants and obligations of the Holders, and such other injunctive or other equitable relief as may be granted by any court or arbitrating body, without the necessity to post a bond.

6.12. Notices and delivery. All notices may be made in person, by bonded local or nationally recognized courier service, by electronic delivery if personal receipt is confirmed or acknowledged, or by posting to an online corporate records service that the recipient has consented to use. Except as required by law, all signatures, documents, and communications may be made electronically.

6.13. Modification and waiver. Subject to Section 2, any modification of or waiver of any party's rights under this Agreement must be in writing, signed by the party against whom the modification or waiver is sought. Any failure by Trade Signal or the Investors in any instance to exercise their Repurchase Right, Right of First Refusal, Co-Sale Right, or other right, does not constitute a waiver of any other rights that may continue or subsequently arise under this Agreement. A waiver of a breach or condition of this Agreement does not constitute a waiver of any other breach or condition, or a subsequent breach or condition, of like or different nature, under this Agreement or any other agreement between the parties.

6.14. Successors and assigns. The provisions of this Agreement inure to the benefit of, and are binding on, Trade Signal and its successors and assigns on the one hand, and (without limiting Trade Signal's rights in Section 1.12 with respect to non-recognized transfers) on individual Stockholders, Holders, Investors, and their legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law on the other, whether or not these parties become a party to this Agreement and have agreed in writing to be bound by its terms and conditions.

6.15. Undertaking. Each Holder and Investor agrees to take whatever additional action and execute whatever additional documents Trade Signal may reasonably deem necessary or advisable in order to carry out the obligations or restrictions imposed on them under this Agreement.

6.16. Privacy. In accordance with the U.S. Federal Trade Commission privacy rule 16 C.F.R. Part 313, Holders and Investors are advised that their Shares are financial products and securities that they have requested and authorized, and that Trade Signal may therefore disclose nonpublic personal information concerning them to its investors and other securities holders, as well as its lawyers, accountants, and other service providers. Services that Trade Signal and its providers use for maintaining stockholder records may have their own separate privacy notices and terms.

6.17. IRS Circular 230 disclosure. Any discussion of United States federal tax issues contained in or concerning this Agreement, by the parties and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Internal Revenue C

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,720,968 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F.

Material Rights

Preferred Shareholders are subject to the Stockholder Agreement made between Trade Signal, Inc. and Preferred investors. This Stockholder Agreement provides restrictions on transfer for Preferred Shares, Drag-Along Rights, Right of First Refusal, and Co-Sale Rights only for Preferred Shareholders who are parties to the Stockholder Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $749,998.17
  Number of Securities Sold: 1,720,968
  Use of proceeds: Product development & marketing
  Date: October 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for another 16 months at its current burn rate of $45,000 with no revenue.

Foreseeable major expenses based on projections:

Major future expenses include: continued cost of development, marketing, Tradefluencer acquisition and onboarding, hiring, and talent acquisition.

Future operational challenges:

Foreseeable challenges include: Tradefluencer onboarding, adding additional asset classes (options, crypto, sports betting, etc. would be examples of topics that users could track on the platform), scaling back-end infrastructure, and finding, hiring and onboarding additional development talent.

Future challenges related to capital resources:

Foreseeably, the only challenge would be insufficient capital to scale the back end in step with user growth while simultaneously developing new features to drive engagement.

Future milestones and events:

Substantial investment funds will unlock once we launch the standalone Android version of the Tradefluence mobile app. We have an amount of funds (580k) that are tied to development milestones that we anticipate hitting in late Q3, early Q4 depending on growth and resource allocation. The business is not dependent on these funds for growth, but they will help up continue to drive growth and development in addition to the StartEngine raise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2022 the Company has capital resources available in the form of a line of credit of $100,000 from PVG Capital, a shareholder note in the amount of $580,000, and $25,011 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support ongoing product development, API development, and marketing efforts and general expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 16 months. This is based on a current monthly burn rate of $45,000 for expenses related to R&D, marketing and platform development and infrastructure.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 39 months. This is based on a current monthly burn rate of $45,000 for expenses related to R&D, marketing, platform development and infrastructure.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** PVG Capital
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2022
  $3,000 one time fee

- **Creditor:** Copeland White
  Amount Owed: $17,000.00
  Interest Rate: 0.0%
  Maturity Date: May 02, 2022
  $1,000 one time fee

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $50,017,105.92

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, the company completed a review of similarly situated company that previously raised money during seed rounds. For example, one competitor in the financial influencer space - Public - raised $2 million in 2018 when the platform was still in closed beta (https://smartasset.com/financial-advisor/matador-investing-app-review). We used this in comparison to Tradefluence, which in this offering is only raising $1,070,000 and has a revenue-generating product (as of 2022) already available to the public with 10,000+ active users.

For a more recent comparison, the company also analyzed a newer marketplace platform - Composer - which raised $5.35M in 2022 (https://betakit.com/breather-ritual-alumni-look-to-ride-retail-investing-wave-with-new-automated-trading-platform-composer/). According to Betakit, the platform only focussed on niche crypto signals at the time of funding. When comparing our valuation per development stage and potential market size at the time of raise, our valuation of $50M and 10,000+ users is substantially lower than what Public or Composer had at the time of their respective raises.

In addition, the company analyzed the value of its product, the application and technology of the business, and users currently using and earning income on the platform to make its determination.

The company set its valuation internally, without any formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  The money will be used to continue the monthly cost of operations for the platform. Server costs, Tradefluencer commissions, market data feeds, and accounting.

If we raise the over allotment amount of $1,069,998.08, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  This capital will be used to market and promote the app, onboard Tradefluencers and Traders, and create multimedia for ads.

- *Research & Development*
  55.0%
  Continual development of the platform and experimentation and innovation of new product features.

- *Operations*
  4.5%
  These funds will be used for hosting services, management tools, market data feeds, legal and accounting fees.

- *Company Employment*
  10.0%
  These funds will be used to hire two Customer Service employees for emails, content monitoring and reviews, with a full time Marketing Director/Strategist and head of Tradefluencer Success and Acquisition.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Tradefluence.com (Tradefluence.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tradesignal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trade Signal Inc

[See attached]

TRADE SIGNAL, INC.

FINANCIAL STATEMENTS

FROM INCEPTION (FEBRUARY 8, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Trade Signal, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Trade Signal, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 8, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 4, 2022
Los Angeles, California

TRADE SIGNAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	39,872
Total current assets		**39,872**
Intangible Assets		60,041
Total assets	**$**	**99,913**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	75,000
Credit Card		2,263
Line of Credit		42,466
Total current liabilities		**119,729**
Total liabilities		**119,729**
STOCKHOLDERS EQUITY		
Common Stock		80
Preferred Stock		17
Subscription Receivable		(580,000)
Additional Paid in Capital		771,150
Retained earnings/(Accumulated Deficit)		(211,064)
Total stockholders' equity		**(19,816)**
Total liabilities and stockholders' equity	**$**	**99,913**

See accompanying notes to financial statements.

TRADE SIGNAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (February 8, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		20,613
Research and development		173,735
Sales and marketing		15,591
Total operating expenses		209,939
Operating income/(loss)		(209,939)
Interest expense		1,125
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(211,064)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(211,064)**

See accompanying notes to financial statements.

TRADE SIGNAL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Inception date February 8, 2021	-		-					
Issuance of Stock	-		1,720,968	$ 17	749,998	(580,000)		$ 170,015
Issuance of Restricted Stock	8,047,998	$ 80	-		1,170			1,250
Capital Contribution					19,982			19,982
Net income/(loss)	-	-	-	-			$ (211,064)	(211,064)
Balance—December 31, 2021	**8,047,998**	**$ 80**	**1,720,968**	**$ 17**	**$ 771,150**	**$ (580,000)**	**$ (211,064)**	**$ (19,816)**

See accompanying notes to financial statements.

TRADE SIGNAL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (February 8, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(211,064)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Shared-based Compensation		1,250
Changes in operating assets and liabilities:		
Account Payable		75,000
Credit Card		2,263
Net cash provided/(used) by operating activities		**(132,550)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible assets		(60,041)
Net cash provided/(used) in investing activities		**(60,041)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit		42,466
Capital Contribution		189,998
Net cash provided/(used) by financing activities		**232,464**
Change in cash		39,872
Cash—beginning of year		-
Cash—end of year	**$**	**39,872**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Trade Signal Inc. was incorporated on February 8, 2021, in the state of Delaware. The financial statements of Trade Signal Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Trade Signal Inc is the owner of Tradefluence, a dual-sided marketplace that pairs retail traders with financial influencers seeking to sell their market insights. Tradefluence is a dual-sided marketplace that pairs retail traders with financial influencers seeking to sell their market insights. In other words, it's a win-win for stock market pros and novices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Intangible Assets

Intangible assets pertain to trademark filing and related attorney fees. Trademark costs are indefinitely lived.

Income Taxes

Trade Signal Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing services to pair retail traders with financial influencers seeking to sell their market insights.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $15,591, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2021
Trademark	$	60,041
Intangible assets, at cost		**60,041**
Accumulated amortization		-
Intangible assets, Net	**$**	**60,041**

Trademark filing has not been amortized.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common shares with par value of $0.00001. As of December 31, 2021, 8,047,998 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Shares with $0.00001 par value. As of December 31, 2021, 1,720,968 shares of Preferred Shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at February 8, 2021	-		-
Granted	8,047,998	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	8,047,998	$ -	9.39

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during the year was $1,170.

6. DEBT

Promissory Notes & Loans

During 2021, the Company has entered into short-term loan agreements, which the details and terms are as follows:

					For the Year Ended December 2021		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Short Term Loan Agreement- Copeland White	$ 17,000	$1,000 one time fixed fee plus $500 loan fee	2021	5/1/2022	$ 18,500	$ -	$ 18,500
Short Term Loan Agreement- PVG Capital	$ 20,000	$3,000 one time fixed fee plus $966 loan fee	2021	5/2/2022	$ 23,966	$ -	$ 23,966
Total					**$ 42,466**	**$ -**	**$ 42,466**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 42,466
2023	-
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 42,466**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(57,515)
Valuation Allowance		57,515
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(57,515)
Valuation Allowance		57,515
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $211,064, and the Company had state net operating loss ("NOL") carryforwards of approximately $211,064. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 4, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of our planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Trade Signal

Make Your Stock Picks Pay!


TRADEFLUENCE
Share Trade Signals
Future Of Fintech Innovation!

Website | Houston, TX | FINANCIAL SERVICES

$0.00 raised

0 Investors	$50M Valuation
$5.12 Price per Share	$245.76 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Trade Signal's mobile application, Tradefluence, is on a mission to democratize market intelligence, by matching retail traders with financial influencers seeking to sell their market insights. Tradefluence has already undergone 2 beta tests, and is currently available for iOS.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The Tradefluence app allows traders to quickly improve their strategy and performance, by giving them transparent access to prescriptive buy and sell signals from proven industry experts.
- Tradefluence's total addressable market is worth an annual $21 billion, (source), while the serviceable addressable market is worth an annual $4.2 billion and the target market is worth an annual $2.4 billion (source).
- The Trade Signal team has a proven track record of success in the fintech and AI industries, enabling the fast growth of the app, which has 20,000 users and monthly recurring revenue of $23,000 in its beginning stages.

OVERVIEW

Tradefluence is changing the way traders optimize their portfolios

Our app provides a subscription-based model that gives retail traders the opportunity to learn from seasoned industry experts. **We believe Tradefluence has the potential to be the go-to companion app for every brokerage, giving users exclusive insight on how to maximize their trades**. Our platform is both transparent and user-friendly, providing proven track records that keep financial influencers accountable to traders, and making it easy to both publish and receive trade signals.


Our Mission Is To
Democratize Market Intelligence
So that you can be part of the next stock trends.
Elizabeth H
@huynee
$1192.00
target price
$1135.24
Entry price
$1078.48
Stop loss

Our board of investors and advisors has decades of collective experience in marketplaces, fintech, and AI, having worked with companies like Flipkart, Tiger Global, EWM Global, and UBS.

With 20,000+ accounts currently using the app, our user base is continuously growing at a rate of over 60% month over month, as we gear up for the next phase of expansion!


Company Highlights
20K+
Active user accounts
+60%MoM
User Growth
$21B+
Domestic market opportunity

(source)

THE PROBLEM

We believe there is a lack of helpful resources for retail traders seeking to improve their performance

There is growing consumer demand for actionable trading advice, with ⅓ of all US stock market trades being retail --up 15% from 2020 (source). In our opinion, traditional analysts and social media platforms have failed to be of much practical help, leaving a gap in the market for an app that helps retail traders take their stock picks to the next level.

THE SOLUTION

We allow retail traders to access the expertise and trading tips they need to succeed while providing industry experts with the opportunity to monetize their skills

Tradefluence matches retail traders with financial influencers on the app, or "Tradefluencers" as we call them. The app is free to use, although Tradefluencers have the option to monetize access to their lucrative trade signals. This allows both parties to profit.

Tradefluencers are incentivized by the opportunity to earn income and compete with their peers, while traders are incentivized by lucrative trade signals from verified Tradefluencers.


The Perfect Solution
We Match Retail Traders with Financial Influencers
SMI OPTIONS
@smi_options
Find me on Tradefluence.com
223.77%
total return
1.7%
avg return
19
trades/week
Mateo Qirjaqi
@maxed
Find me on Tradefluence.com
3050.87%
total return
0.7%
avg return
280
trades/week
@vechain
This Tradefluencer currently has an equity position in this stock
$65
target price
$50.1
Entry price
$45.7
Stop loss
2m ago
Valuable
Traders pay Tradefluencers to access their lucrative signals
Transparent
Immutable track records keep Tradefluencers accountable to traders
Frictionless
Our mobile app makes publishing & receiving trade signals effortless

Our financial influencers can set their own subscription rates and Tradefluence takes 20% of all in-app purchases. We will also receive additional revenue from retail trader sentiment, ads, data feeds, and sponsored Tradefluencer exposure.

THE MARKET

Tradefluence presents a new kind of solution to solve major problems faced by a multi-billion dollar market

Our total addressable market is worth an annual value of $21 billion, made up of over 100 million retail traders in the US alone (source). Our serviceable addressable market is worth $4.2 billion annually, while our target market is worth $2.4 billion annually (source). We are currently reaching our target market through our social channels, digital ads, app store optimization, referrals, growth hacking, targeted outreach, and word of mouth.


Domestic Market Opportunity
Annual value based on current ACV
TAM
$21B
Target
$2.4B
SAM
$4.2B

There is a major learning curve when it comes to being a retail trader and we know how challenging it can be for traders to find helpful online investor groups. Although it can be advantageous to follow successful traders on social media, it is unlikely that followers will get an actual glimpse of their portfolio performance. Unlike these resources, **the Tradefluence app allows traders to receive, real-time buy and sell signals with clear entry and exit prices from proven experts for a monthly subscription fee**.


Unlike Other Resources
Our App Gives You:
• Prescriptive trade signals
• Transparent track records
• Monetization options
And our marketplace has network effects that have already helped it to grow organically.
Marko V
Profile settings
85%
total return
7.2%
14
SBUX
$110.53
$116.05
target price
$110.53
$105.01
Close position at:
$110.53
+12%
TSLA
$1130.65
$1192.00

OUR TRACTION

Tradefluence has a fast-growing, loyal user base

The Tradefluence app currently has over 20,000 users with 15% WoW new user growth and monthly recurring revenue of $23,000.

Tradefluence has been through 2 beta testing phases and is now available for IOS, as we prepare to launch our Android and standalone Web apps. We currently have over 20,000 users and the feedback from our users has been overwhelmingly positive thus far, earning us numerous 5-star reviews.


Traction Highlights
20K+
Users
15% WoW
New User Growth
$23K
MRR

WHY INVEST

The marketplace that allows traders to monetize and optimize their portfolios like never before

We are currently in the process of developing our standalone Web app and Android app. By the third quarter of this year, we intend to have AI-augmentation available for Tradefluencers on our platform, which will recommend a sell price when generating a signal. We also intend to have crypto signal support, NFT signal support, and sportsbook signal support available by the fall of 2022.

The majority of funds from this seed round will go toward research and new innovation, as well as marketing and branding, while the remaining 20% will be used for hiring and payroll, as we expand our team.

Our team has a proven track record of success in the fintech and investment industries, and our board of investors and advisors has collectively spent decades working in trade marketplaces, fintech, and AI. With a fast-growing, loyal user base, **we believe Tradefluence has the potential to be the go-to companion app for every brokerage**, allowing users to receive exclusive insight on how to maximize their trades.

We hope you will join us and become a part of what we believe is the newest, most exciting innovation in fintech!


Tradefluence is the
Future Of
Fintech
Innovation!

In the Press

SHOW MORE

Meet Our Team



Peter Griscom

Chief Executive Officer, Director+ Co-founder

Peter Griscom is an experienced operator with over a decade of startup experience. Prior to Trade Signal Inc, he worked as the Head of Sales and Partnerships at Strala, a Lightspeed backed mar-tech startup tht was acquired by ObservePoint. He also served as restructuring CEO at Tactic Edge, an insur-tech startup based in Atlanta, GA.

In his role as Chief Executive Officer at Trade Signal Inc, he is the driving force behind the platform's continued growth and profitability. He is a father of three and dog lover.



Conrad Smith

Chief Revenue Officer + Co-founder

Conrad Smith is a seasoned sales professional with over a decade of experience. Prior to Trade Signal Inc, he worked as the Chief Sales Officer and Partner at LeaderShield, an award-winning Texas-based marketing and advertising agency he co-founded with Forrest Smith.

In his role as Chief Revenue Officer at Trade Signal Inc, he handles the acquisition and success of Tradefluencers and Traders. He is a former attorney and avid SCUBA diver.



Forrest Smith

Chief Innovation Officer + Co-founder

Forrest Smith is an innovator and growth hacker with experience in multiple industries. Prior to Trade Signal Inc, he worked as the Chief Marketing Officer and Partner at LeaderShield, an award winning Texas-based marketing and advertising agency he co-founded with Conrad Smith.

In his role as Chief Innovation Officer at Trade Signal Inc, he handles the product design and development. He is focused on the future and staying one step ahead of competition. He is an avid cyclist and sailor.

Offering Summary

Company	Trade Signal Inc
Corporate Address	945 McKinney St. #15134, Houston, TX 77002
Offering Minimum	$9,999.36
Offering Maximum	$1,069,998.08
Minimum Investment Amount (per investor)	$245.76

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,953
Maximum Number of Shares Offered	208,984
Price per Share	$5.12
Pre-Money Valuation	$50,017,105.92

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family
Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Adopter Bonus
Invest within the first week and receive additional 10% bonus shares.

Early Adopter Bonus
Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks:

$500+ | Bronze Tier
Join the Tradefluence Investor Club (early access to new features, exclusive investor updates & event invites) Investor profile badge. $50 gift card redeemable in-app.

$1,000+ | Silver Tier
Rare profile badge, plus Tradefluence Investor Club membership. $100 gift card redeemable in-app.

$2,500+ | Gold Tier
Epic profile badge, plus Tradefluence Investor Club membership. $250 gift card redeemable in-app.

$5,000+ | Platinum Tier
5% bonus shares and Legendary profile badge, plus Tradefluence Investor Club membership. $500 gift card redeemable in-app.

$10,000+ | Diamond Tier
10% bonus shares plus invitation to annual Zoom/in-person Strategy Session with Executive Team. Also includes Legendary profile badge, plus Tradefluence Investor Club membership. *Transportation and lodging not included. $1000 gift card redeemable in-app.

$25,000+ | Founder Tier
15% bonus shares plus invitation to annual Zoom/in-person Strategy Session with Executive Team. Also includes Legendary profile badge, plus Tradefluence Investor Club membership. *Transportation and lodging not included. $2,500 gift card redeemable in-app.

**All perks are delivered after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Trade Signal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $512. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the relevant audience-based bonus if applicable in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, Peter Griscom here.

Today over 100M Americans have retail brokerage accounts.

I want to help them make money.

So, what I've been doing is thinking about: How do we make better investment decisions?

That's why I created, along with a whole team of others, an app called Tradefluence.

We believe Tradefluence makes stock picking really easy.

You download it to your phone. You find a financial influencer - a Tradefluencer- you like. You subscribe to their stock signals, and follow their trades, with clear target sell and stop-loss prices. I recommend following someone at the top of the leaderboard, but you can follow whoever you want. The whole idea is: you follow prescriptive trade signals from people with proven track records.

Whenever a Tradefluencer you subscribe to publishes a new signal, it goes to your phone - so you can decide to put on the same trade, or not. It's always up to you.

I believe it really makes stock trading very very simple. That was the whole idea of Tradefluence.

What are the costs?

Tradefluencers set their own subscription prices. So, if you' believe you're a successful trader or analyst yourself, you have the possibility to earn extra income by selling your stock picks on Tradefluence. Some Tradefluencers are already making thousands from subscriptions.

Now, how are we going to grow this business?

I love the idea of crowdfunding. Like Tradefluence, it's a person-to-person exchange of value. It's a way to let your actual advocates and users own a piece of your business.

If you want to try Tradefluence, that's easy. You can just download it.

If you wanna invest in Tradefluence, too, go to StartEngine.com.

People love the idea of democratizing market intelligence. So I think Tradefluence is really really ready to take the next step.

I'd like to see more retail traders make money in the stock market and I believe Tradefluence makes it really simple.

So check it out.

And if you want, become a shareholder at StartEngine.com.

Take care my friends.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

TRADE SIGNAL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Trade Signal, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is Trade Signal, Inc.. This corporation was originally incorporated pursuant to the General Corporation Law on February 8, 2021 under the name Trade Signal, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on July 23, 2021.

By: Peter Griscom
Name: Peter Griscom
Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:24 AM 05/09/2022
FILED 11:24 AM 05/09/2022
SR 20221849697 - File Number 5014457

Exhibit A

TRADE SIGNAL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Trade Signal, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle,19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the holders of record of the shares of Common Stock will be entitled to elect three directors of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means $0.43580 per share for Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 14,000,000, consisting of (a) 12,000,000 shares of Common Stock of the Corporation, $0.00001 per share ("***Common Stock***"), and (b) 2,000,000 shares of Preferred Stock of the Corporation, $0.00001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1. General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common

Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2. Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3. Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1. Right to Convert.

3.1.1. Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2. Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2. Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3. Mechanics of Conversion.

3.3.1. Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2. Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3. Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4. No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4. Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5. Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6. Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8. Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9. Adjustments for Diluting Issues.

3.9.1. Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of

Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2. No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of

Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4. Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "***B***" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5. Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property: Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6. Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11. Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12. Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redemptions.**

5.1. General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a price equal to the Original Issue Price per share, plus all declared but unpaid dividends thereon (the "***Redemption Price***"), in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after the fifth anniversary of the effective date of this filing from the holders of a majority of the outstanding shares of Preferred Stock (the "***Requisite Holders***") of written notice requesting redemption of all shares of Preferred Stock (the "***Redemption Request***"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "***Redemption Date.***" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Section 5.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

5.2. Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 5, then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "***Excluded Shares.***" Excluded Shares shall not be redeemed or redeemable pursuant to this Section 5, whether on such Redemption Date or thereafter.

6. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

7. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

9. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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